Exhibit 99.4

INTRODUCTION | SASOL AT A GLANCE | DRIVING SUSTAINABLE VALUE CREATION | EXECUTING STRATEGY | DELIVERING BUSINESS VALUE | SUMMARISED FINANCIAL PERFORMANCE | CORPORATE GOVERNANCE | SUSTAINABILITY REPORT | REMUNERATION REPORT | ASSURANCE/ ADMINISTRATION
JOB031420_SASOL 2026_IR_1_SASOL AT A GLANCE_v24_TS

INTEGRATED VALUE CHAINS

Sasol's integrated value chains are at the heart of its differentiated value proposition

Sasol is a customer-centric organisation that provides a range of energy and chemical solutions through proprietary technologies. Sasol's operating model integrates vertically by sourcing coal and natural gas feedstock from its own mines and gas fields, while also procuring crude oil and other feedstocks, which are then refined into fuels and chemicals sold to customers globally. Sasol achieves horizontal integration through the production of chemicals and licencing technology across multiple global locations. Its integrated value chains support and strengthen its differentiated value proposition.

OPERATING MODEL

SOURCE
Feedstock/ utilities

Southern Africa Energy and Chemicals

INTEGRATED SOUTHERN AFRICA VALUE CHAIN

Electricity from South African state-owned enterprise Eskom • Renewable energy through Power Purchase Agreements • Self-generation of power

Coal | Natural gas | Crude oil

International Chemicals

VALUE CHAINS WITH TAILORED APPROACH FOR EACH BUSINESS DIVISION

Electricity from local grid • Renewable energy through Power Purchase Agreements • Self-generation of power

Ethane | Kerosene | Aluminium

PRODUCE
Leveraging unique technologies

COAL-TO-LIQUIDS

SOUTH AFRICA
Secunda



GAS-TO-LIQUIDS

SOUTH AFRICA (Gas processed)
Secunda | Sasolburg

MOZAMBIQUE (Gas sourced)
Temane, Pande, Inhassoro

QATAR (Gas sourced and processed)
Ras Laffan

CRUDE REFINING

SOUTH AFRICA
National Petroleum Refiners of South Africa (NATREF)



CHEMICAL PROCESSES

SOUTH AFRICA
Secunda | Sasolburg

CHEMICALS PROCESSES

AMERICA [1,2,3,4]
Lake Charles | Tucson



GERMANY [2,3,4]
Brunsbüttel | Marl

ITALY [2,3]
Terranova | Augusta | Sarroch

CHINA [2,3]
Nanjing

SLOVAKIA [2,3]
Nováky



MARKET
Supply customers globally

Liquid fuels | Jet fuel | Natural gas | Methane-rich gas | Broad range of chemicals | Electricity





[1] Base Chemicals | [2] Care Chemicals* | [3] Technical Formulations* | [4] Advanced Materials*





WWW For more information on our integrated value chain, refer to **www.sasol.com/businessoverview**

* In Annual Financial Statements these are categorised as Differentiated Chemicals

SASOL INTEGRATED REPORT **2026** 11